Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2007	2006	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	57,508	46,385	57,508	46,385
Average common shares due to assumed conversion of stock options	—	—	1,611	1,577

Total shares	57,508	46,385	59,119	47,962

Income from continuing operations	$3,286	$15,425	$3,286	$15,425
Loss from discontinued operations, net	(377)	(1,951)	(377)	(1,951)

Net income	$2,909	$13,474	$2,909	$13,474

Per share data:
Income from continuing operations	$0.06	$0.33	$0.06	$0.32
Loss from discontinued operations, net	(0.01)	(0.04)	(0.01)	(0.04)

Net income per share	$0.05	$0.29	$0.05	$0.28

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the consolidated statements of operations.